Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

Redfin Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75737F108

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 75737F108	13G	Page 2 of 26 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,385,871 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,385,871 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,385,871 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.78%
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 3 of 26 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund IX Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,385,871* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,385,871* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,385,871* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.78%
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*	All of these shares are held directly by Draper Fisher Jurvetson Fund IX, L.P. (“Fund IX”). Draper Fisher Jurvetson Fund IX Partners L.P. is the GP of Fund IX.

CUSIP NUMBER 75737F108	13G	Page 4 of 26 Pages

1.	Names of Reporting Persons DFJ Fund IX, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,385,871* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,385,871* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,385,871* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.78%
12.	Type of Reporting Person (see Instructions) OO

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*

All of these shares are held directly by Draper Fisher Jurvetson Fund IX, L.P. (“Fund IX”). DFJ Fund IX, Ltd. is the General Partner of Draper Fisher Jurvetson Fund IX Partners, L.P., which is the General Partner of Fund IX.

CUSIP NUMBER 75737F108	13G	Page 5 of 26 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 91,751 (See Items 2 and 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 91,751 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,751 (See Items 2 and 4)*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.10%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*

Draper Fisher Jurvetson Partners IX, LLC (“Fund IX LLC”) is a side-by-side fund of Draper Fisher Jurvetson Fund IX, L.P. (“Fund IX”). The managing members of Fund IX LLC are Messrs. Draper and Fisher. Messrs. Draper and Fisher disclaim beneficial ownership of the shares held by Fund IX LLC except to the extent of their pecuniary interest therein.

CUSIP NUMBER 75737F108	13G	Page 6 of 26 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 7 of 26 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund II, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,619* (See Items 2 and 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,619* (See Items 2 and 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*	Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund II, LLC and has sole investment and voting power.

CUSIP NUMBER 75737F108	13G	Page 8 of 26 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,977* (See Items 2 and 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,977* (See Items 2 and 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,977* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*	Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund III, LLC and has sole investment and voting power.

CUSIP NUMBER 75737F108	13G	Page 9 of 26 Pages

1.	Names of Reporting Persons The Timothy Draper Living Trust
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (See Items 2 and 4)
	6.	Shared Voting Power 247,403 (See Items 2 and 4)
	7.	Sole Dispositive Power 0 (See Items 2 and 4)
	8.	Shared Dispositive Power 247,403 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,403 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (see Instructions) OO (TRUST)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 10 of 26 Pages

1.	Names of Reporting Persons JABE, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 36,693 (See Items 2 and 4)
	6.	Shared Voting Power 0 (See Items 2 and 4)
	7.	Sole Dispositive Power 36,693 (See Items 2 and 4)
	8.	Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,693 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.04%
12.	Type of Reporting Person (see Instructions) OO (Limited Liability Company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 11 of 26 Pages

1.	Names of Reporting Persons The Draper Foundation
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 14,612 (See Items 2 and 4)
	6.	Shared Voting Power 0 (See Items 2 and 4)
	7.	Sole Dispositive Power 14,612 (See Items 2 and 4)
	8.	Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,612 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.02%
12.	Type of Reporting Person (see Instructions) CO

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 12 of 26 Pages

1.	Names of Reporting Persons The Draper 2010 Irrevocable Descendant’s Trust
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (See Items 2 and 4)
	6.	Shared Voting Power 42,875 (See Items 2 and 4)
	7.	Sole Dispositive Power 0 (See Items 2 and 4)
	8.	Shared Dispositive Power 42,875 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,875 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.05%
12.	Type of Reporting Person (see Instructions) OO (Trust)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 13 of 26 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 66,901+ (See Items 2 and 4)
	6.	Shared Voting Power 3,767,900* (See Items 2 and 4)
	7.	Sole Dispositive Power 66,901+ (See Items 2 and 4)
	8.	Shared Dispositive Power 3,767,900* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,834,801* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.28%
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
+

Of these shares, 7,619 shares are held by Draper Associates Riskmasters Fund II, LLC (“DARF II”), 7,977 shares are held by Draper Associates Riskmasters Fund III, LLC (“DARF III”), 36,693 shares are held by JABE, LLC (“JABE”), and 14,612 shares are held by The Draper Foundation. Mr. Draper is Managing Member of Draper Management Company, LLC, the general partner of Draper Associates L.P., the Managing Member of DARF II, DARF III and JABE and has sole investment and voting power with respect to all such shares. Mr. Draper is the President of The Draper Foundation and has sole investment and voting power.

*

Of these shares, 3,385,871 shares are directly held by Draper Fisher Jurvetson Fund IX, L.P., 91,751 shares are directly held by Draper Fisher Jurvetson Partners IX, LLC, 247,403 shares are held by The Timothy Draper Living Trust, and 42,875 shares are held by The Draper 2010 Irrevocable Descendant’s Trust. Mr. Draper and Melissa Draper are co-trustees of each of The Timothy Draper Living Trust and The Draper 2010 Irrevocable Descendant’s Trust and share voting and investment power with respect to such shares held by these trusts.

CUSIP NUMBER 75737F108	13G	Page 14 of 26 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,631,902* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,631,902* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,631,902* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.06%
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
*

Of these shares, 3,385,871 shares are directly held by Draper Fisher Jurvetson Fund IX, L.P. and 91,751 shares are directly held by Draper Fisher Jurvetson Partners IX, LLC. Also includes 154,280 shares held by the John Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated 3/27/08.

CUSIP NUMBER 75737F108	13G	Page 15 of 26 Pages

1.	Names of Reporting Persons The John Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated 3/27/08
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 154,280 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 154,280 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,280* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.17%
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.

CUSIP NUMBER 75737F108	13G	Page 16 of 26 Pages

Item 1(a) Name of Issuer: Redfin Corporation

Item 1(b) Address of Issuer’s principal executive offices:

1099 Stewart Street, Suite 600

Seattle, Washington 98101

Item 2(a) Name of Person Filing and Item 2(c) Citizenship.

This Schedule 13G, Amendment #1, is filed on behalf of:

1. Draper Fisher Jurvetson Fund IX, L.P., a Cayman Islands exempted limited partnership (“Fund IX”).

2. Draper Fisher Jurvetson Fund IX Partners, L.P., a Cayman Island exempted limited partnership (“Fund IX Partners”) and an affiliate of Fund IX and the general partner of Fund IX.

3. DFJ Fund IX, Ltd., a Cayman Islands limited liability company (“Fund IX Ltd.”) and an affiliate of Fund IX, is the general partner to Fund IX Partners. Messrs. Timothy C. Draper and John H.N. Fisher are the managing directors of Fund IX Ltd. Messrs. Draper and Fisher exercise shared voting and investment powers over the shares held by Fund IX Ltd. Messrs. Draper and Fisher disclaim beneficial ownership of shares held by Fund IX, Fund IX Partners and Fund IX Ltd., except to the extent of any pecuniary interest therein.

4. Draper Fisher Jurvetson Partners IX, LLC, a California limited liability company (“Fund IX LLC”), is a side-by-side fund of Fund IX. The managing members of Fund IX LLC are Messrs. Draper and Fisher. Decisions with respect to Fund IX LLC securities are made automatically in conjunction with decisions by Fund IX. Messrs. Draper and Fisher disclaim beneficial ownership of the shares held by Fund IX LLC except to the extent of their pecuniary interest therein.

5. Draper Associates, L.P. (“Draper Associates, L.P.”). The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its General Partner, Draper Management Company, LLC and Timothy C. Draper as managing member. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates, L.P. except to the extent of his pecuniary interest therein.

6. Draper Associates Riskmasters Fund II, LLC, a California limited liability company (“DARFII”). Mr. Draper is the managing member of DARFII and he disclaims beneficial ownership of the shares held by DARFII except to the extent of his pecuniary interest therein.

7. Draper Associates Riskmasters Fund III, LLC, a California limited liability company (“DARFIII”). Mr. Draper is the managing member of DARFIII and he disclaims beneficial ownership of the shares held by DARFIII except to the extent of his pecuniary interest therein.

CUSIP NUMBER 75737F108	13G	Page 17 of 26 Pages

8. The Timothy Draper Living Trust is a trust formed under the laws of the State of California (“Draper Trust”). Mr. Draper and Ms. Melissa Draper are co-trustees of the Draper Trust and share voting and investment power with respect to the shares held by the Draper Trust.

9. JABE, LLC is a California limited liability company (“JABE”). Mr. Draper is the managing member of JABE and has voting and investment power with respect to the shares held by JABE.

10. The Draper Foundation is a non-profit public benefit corporation formed under the laws of the State of California (“Draper Foundation”). Mr. Draper is President and has sole voting and investment power with respect to the shares held by The Draper Foundation.

11.    The Draper 2010 Irrevocable Descendant’s Trust is a trust formed under the laws of the State of California (“Draper Descendant’s Trust”). Mr. Draper and Ms. Melissa Draper are co-trustees of the Draper Descendant’s Trust and share voting and investment power with respect to the shares held by the Draper Descendant’s Trust.

12. Timothy C. Draper, a United States citizen (“Draper”), is a managing director of Fund IX and a managing member of Fund IX LLC.

13. John H. N. Fisher, a United States citizen (“Fisher”) is a managing director of Fund IX, and a managing member of Fund IX LLC.

14. The John Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated 3/27/08 is a trust formed under the laws of the State of California (“Fisher and Caldwell Trust”). Mr. Fisher and Ms. Caldwell are co-trustees of the Fisher and Caldwell Trust and share voting and investment power with respect to the shares held by the Fisher and Caldwell Trust.

Item 2(b) Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(d) Title of class of securities:     Common Stock, par value $0.001 per share.

The Issuer registered its Common Stock on its Form 8-A12B filed with the SEC on July 19, 2017. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e) CUSIP No.: 75737F108

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

CUSIP NUMBER 75737F108	13G	Page 18 of 26 Pages

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson Fund IX, L.P.

A.	Amount Beneficially owned: 3,385,871
B.	Percent of Class: 3.78%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 3,385,871

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 3,385,871

Draper Fisher Jurvetson Fund IX Partners, L.P.

A.	Amount Beneficially owned: 3,385,871
B.	Percent of Class: 3.78%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 3,385,871

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 3,385,871

CUSIP NUMBER 75737F108	13G	Page 19 of 26 Pages

DFJ Fund IX, Ltd.

A.	Amount Beneficially owned: 3,385,871
B.	Percent of Class: 3.78%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 3,385,871

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 3,385,871

Draper Fisher Jurvetson Partners IX, LLC

A.	Amount Beneficially owned: 91,751
B.	Percent of Class: 0.10%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 91,751

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 91,751

Draper Associates, L.P.

A.	Amount Beneficially owned: 0
B.	Percent of Class: 0%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

Draper Associates Riskmasters Fund II, LLC

A.	Amount Beneficially owned: 7,619
B.	Percent of Class: 0.01%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 7,619

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 7,619

4. shared power to dispose or to direct the disposition of: 0

CUSIP NUMBER 75737F108	13G	Page 20 of 26 Pages

Draper Associates Riskmasters Fund III, LLC

A.	Amount Beneficially owned: 7,977
B.	Percent of Class: 0.01%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 7,977

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 7,977

4. shared power to dispose or to direct the disposition of: 0

The Timothy Draper Living Trust

A.	Amount Beneficially owned: 247,403
B.	Percent of Class: 0.28%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 247,403

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 247,403

JABE, LLC

A.	Amount Beneficially owned: 36,693
B.	Percent of Class: 0.04%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 36,693

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 36,693

4. shared power to dispose or to direct the disposition of: 0

The Draper Foundation

A.	Amount Beneficially owned: 14,612
B.	Percent of Class: 0.02%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 14,612

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 14,612

4. shared power to dispose or to direct the disposition of: 0

CUSIP NUMBER 75737F108	13G	Page 21 of 26 Pages

The Draper 2010 Irrevocable Descendant’s Trust

A.	Amount Beneficially owned: 42,875
B.	Percent of Class: 0.05%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 42,875

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 42,875

Timothy C. Draper

A.	Amount Beneficially owned: 3,834,801
B.	Percent of Class: 4.28%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 66,901

2. shared power to vote or to direct the vote: 3,767,900

3. sole power to dispose or to direct the disposition of: 66,901

4. shared power to dispose or to direct the disposition of: 3,767,900

John H. N. Fisher

A.	Amount Beneficially owned: 3,631,902
B.	Percent of Class: 4.06%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 3,631,902

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 3,631,902

The John Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated 3/27/08

A.	Amount Beneficially owned: 154,280
B.	Percent of Class: 0.17%
C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 154,280

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 154,280

CUSIP NUMBER 75737F108	13G	Page 22 of 26 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not applicable.

CUSIP NUMBER 75737F108	13G	Page 23 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2019

Draper Fisher Jurvetson Fund IX, L.P.

By:	Draper Fisher Jurvetson Fund IX Partners, L.P. (general partner)

By:	DFJ Fund IX, Ltd., its general partner

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Fund IX Partners, L.P.

By:	DFJ Fund IX, Ltd., its general partner

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Director

DFJ Fund IX, Ltd.

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Director

CUSIP NUMBER 75737F108	13G	Page 24 of 26 Pages

Draper Fisher Jurvetson Partners IX, LLC

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Member

Draper Associates, L.P.

By:	Draper Management Company, LLC (General Partner)

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates Riskmasters Fund II, LLC

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates Riskmasters Fund III, LLC

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

The Timothy Draper Living Trust

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Co-Trustee

CUSIP NUMBER 75737F108	13G	Page 25 of 26 Pages

JABE, LLC

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

The Draper Foundation

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	President

The Draper 2010 Irrevocable Descendant’s Trust

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Co-Trustee

/s/ Timothy Draper
Timothy Draper

/s/ John H. N. Fisher
John H. N. Fisher

The John Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated 3/27/08

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Co-Trustee

CUSIP NUMBER 75737F108	13G	Page 26 of 26 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith